Exhibit 99.13

Dated “25th June” 2008

US$ CASH ADVANCE AGREEMENT
AMENDING AGREEMENT

Borrower
AUSTRAL PACIFIC ENERGY (NZ) LIMITED

Guarantors
TOTARA ENERGY LIMITED
AUSTRAL PACIFIC ENERGY LTD.
SOURCE ROCK HOLDINGS LIMITED

Agent, arranger and security agent
INVESTEC BANK (AUSTRALIA) LIMITED ABN 55 071 292 594

Lender
INVESTEC BANK (MAURITIUS) LIMITED
INVESTEC BANK (AUSTRALIA) LIMITED ABN 55 071 292 594

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2
2.	TERMINATION OF OIL HEDGING ARRANGEMENTS	3
3.	FACILITY AGREEMENT AMENDMENTS	3
4.	FINANCING DOCUMENT	14
5.	FACILITY AGREEMENT PROVISIONS	15
6.	GOVERNING LAW	15
7.	COUNTERPARTS	15
	SCHEDULE	19

AMENDMENT AGREEMENT

DATED

2008

PARTIES

(1)

AUSTRAL PACIFIC ENERGY (NZ) LIMITED a duly incorporated company having its registered office in Wellington, as borrower (the Borrower);

(2)

TOTARA ENERGY LIMITED a duly incorporated company, having its registered office in Wellington, AUSTRAL PACIFIC ENERGY LTD. a duly incorporated overseas company having its registered office in Wellington and SOURCE ROCK HOLDINGS LIMITED a duly incorporated company having its registered office in Wellington, as guarantors (each a Guarantor);

(3)

INVESTEC BANK (AUSTRALIA) LIMITED ABN 55 071 292 594 in its capacity as agent, arranger and security agent (the Agent); and

(4)

INVESTEC BANK (MAURITIUS) LIMITED and  INVESTEC BANK (AUSTRALIA) LIMITED
ABN 55 071 292 594 (the Lenders).

BACKGROUND

The parties are party to the Facility Agreement and wish to make certain amendments to the terms of the Facility Agreement on the terms and subject to the conditions contained in this Amending Agreement.

TERMS OF THIS AGREEMENT

PART 1 – GENERAL

1.

DEFINITIONS AND INTERPRETATION

1.1

Facility Agreement Definitions

Terms defined in the Facility Agreement shall, unless otherwise defined herein, have the same meaning when used in this Amending Agreement.

1.2

Definitions

In this Amending Agreement:

“Effective Date” means the date on which the Agent confirms to the Borrower that it has received and found satisfactory, in its sole discretion, each of the following:

(a)

this Amending Agreement duly executed by the Borrower and each of the Obligors;

(b)

a certificate of a director of the Borrower and each of the Obligors in the form of Annexure B to the Facility Agreement;

(c)

legal opinions of Buddle Findlay and Canadian counsel acceptable to the Agent in relation to this Amending Agreement; and

(d)

any other document or evidence reasonably required by the Agent and advised to the Borrower.

 “Facility Agreement” means the US$ Cash Advance Agreement dated 18 December 2006 between the parties to this Amending Agreement as amended from time to time.

2.

TERMINATION OF OIL HEDGING ARRANGEMENTS

2.1

Termination

The Borrower acknowledges and agrees that it has requested the Hedge Counterparty to terminate and close out each of the existing oil Hedging Arrangements referred to in Part A of the Schedule with effect from and for value 27 May 2008.  The Borrower directs the Agent to draw down under Tranche D  on the Effective Date (without any further Drawdown Notice being required but subject to clause 4.4 of the Facility Agreement) and pay to the Hedge Counterparty the full amount certified by the Hedge Counterparty to be due from the Borrower in respect of such terminated Hedging Arrangements.

2.2

Put Options

The Borrower acknowledges that it has requested the Hedge Counterparty to sell to it a series of oil put options as set out in Part B of the Schedule.  The Borrower directs the Agent to draw down under Tranche D on the Effective Date (without any further Drawdown Notice being required but subject to clause 4.4 of the Facility Agreement) and pay to the Hedge Counterparty the full amount certified by the Hedge Counterparty to be due from the Borrower in respect of the purchase of such put options.

3.

FACILITY AGREEMENT AMENDMENTS

On and from the Effective Date, the parties agree that the Facility Agreement is varied as follows:

3.1

In clause 1.1 a new definition of Amending Agreement is added as follows:

“Amending Agreement” means the agreement dated on or about [“25”] June 2008 amending this Agreement.

3.2

In clause 1.1 the definition of Available Cash is amended to read as follows:

“Available Cash” means on any Monthly Sweep Date the amount credited to the Proceeds Account in excess of US$1,200,000 after allocation of all amounts then due and payable pursuant to items (i) – (iv) of clause 19.3(f);

3.3

In clause 1.1 a new definition of Capex Account is added as follows:

“Capex Account” means the account opened and maintained by the Borrower in accordance with clause 19.5 (Capex Account).

3.4

In clause 1.1 a new definition of Corporate Plan is added as follows:

“Corporate Plan” means the updated financial model, corporate plan and budget for the Sponsor and its subsidiaries for the period from 1 June 2008 to 31 December 2009 as updated from time to time in accordance with this Agreement.

3.5

In clause 1.1 the definition of Expiry Date is amended to read as follows:

"Expiry Date" means, in relation to each Tranche, the earlier of:

(a)

15 December 2008; and

(b)

the date the relevant Tranche has been repaid in full;

3.6

In clause 1.1 the definition of Facility Limit is amended to read as follows:

"Facility Limit" means the aggregate of the Tranche Amounts of Tranche A, Tranche B, Tranche C and Tranche D  as this amount may be varied in accordance with this Agreement;

3.7

In clause 1.1 the definition of Hedging Arrangements is amended to read as follows:

"Hedging Arrangements" means any oil hedging arrangements (including for the avoidance of doubt any options) and any other foreign exchange or interest rate hedging entered into by the Borrower or any Project Company and the Hedge Counterparty from time to time;

3.8

In clause 1.1 a new definition of Lenders’ Financial Advisor is added as follows:

“Lenders’ Financial Advisor” means Taylor Woodings or any other person appointed by the Agent from time to time for the purposes of this Agreement.

3.9

In clause 1.1, the definition of “Mandatory Prepayment Percentage” is deleted.

3.10

In clause 1.1 the definition of  Margin is amended to read as follows:

"Margin" means:

(a)

for Tranche A, Tranche C and Tranche D, for the period from 1 June 2008, 4.00% per annum; and

(b)

for Tranche B for the period from 1 June 2008, 6.00% per annum;

3.11

In clause 1.1 a new definition of Monthly Reporting Date and Monthly Sweep Date are added:

“Monthly Reporting Date” means the 20th day of each calendar month or if that day is not a Business Day, the next following Business Day;

“Monthly Sweep Date” means the 25th day of each calendar month or if that day is not a Business Day, the next following Business Day;

3.12

In clause 1.1 the definition of Permitted Distributions Percentage is deleted.

3.13

In clause 1.1 the definition of Repayment Date is amended to read as follows:

“Repayment Date” for each Tranche means the Expiry Date;

3.14

In clause 1.1 the definition of Tranche is amended to read as follows:

"Tranche" means Tranche A, Tranche B, Tranche C  and Tranche D (as the context requires) and "Tranches" means all of them;

3.15

In clause 1.1 the definition of Tranche Amount is amended to read as follows:

"Tranche Amount" means:

(a)

in relation to Tranche A, US$5,950,000;

(b)

in relation to Tranche B, US$5,000,000;

(c)

in relation to Tranche C, NZ$2,500,000;

(d)

in relation to Tranche D, US$17,847,032,

in each case as reduced from time to time by prepayment or cancellation in accordance with this Agreement;

3.16

In clause 1.1 add a new definition of Tranche D as follows:

“Tranche D" means the cash advance facility described in clause 10A;

3.17

A new clause 2.3(d) is added as follows:

(d)

The Borrower shall apply the proceeds of each Advance under Tranche D solely for the purpose of:

(i)

 meeting the Borrower’s obligations in respect of the close out of the oil Hedging Arrangements referred to in Part A of the Schedule to the Amending Agreement; and

(ii)

 the acquisition of oil put options referred to in Part B of the Schedule to the Amending Agreement; and

(iii)

pre-paying interest due on the Tranche D Advances at the Expiry Date.

3.18

Clause 7.1 is deleted and the following is substituted:

“Intentionally deleted”.

3.19

Clause 10.1 is deleted and the following is substituted:

“Intentionally deleted”.

3.20

A new clause 10A is inserted as follows:

10A

Tranche D Advances

10A.1 Advances:

(a)

Drawdown:  Subject to compliance with clause 4 (Conditions Precedent), the Tranche D Lender shall make an Advance under Tranche D available on the Effective Date in the amount of US$17,847,032 which will be applied:

(i)

As to the amount of US$17,089,492 in accordance with clauses 2.1 and 2.2 of the Amending Agreement; and

(ii)

As to US$757,540 in pre-payment of interest on the Tranche D Advances for the period from 27 May 2008 to the Expiry Date.

10A.2

Repayment

(a)

Repayment:  Subject to clause 14.5 (Mandatory Prepayment) the Borrower shall repay the Tranche D Principal Outstanding in full by no later than 4.00pm on the Expiry Date.

(b)

No reborrowing:  Amounts repaid under clause 10A.3 (Repayment), clause 14.5 (Mandatory Prepayment) will not be available for redrawing and the Tranche D Tranche Amount will be permanently reduced by the amount repaid.

3.21

Clause 11.5 is amended to read as follows:

Event of Default or Expiry Date:  Upon the occurrence of an Event of Default and, if on the Expiry Date the Maximum Guaranteed Indebtedness has not been reduced to zero, the Tranche C Lender may, by notice to the Borrower require the Borrower to immediately pay to the Tranche C Lender the maximum amount of the guarantee at that time.  All such amounts paid by the Borrower will be held by the Tranche C Lender and may be applied in meeting any amount payable by the Borrower under clause 11.3 above.  The balance of any amounts paid by the Borrower under this clause 11.5 will be refunded to the Borrower on the guarantee’s expiry in accordance with its terms or pursuant to clause 11.4.

3.22

Clause 11.4 is amended to read as follows:

Expiry Date:  The Borrower must ensure that the guarantee provided under this Tranche C is released in full or that the Maximum Guaranteed Amount reduces to zero on or before the Expiry Date. If on the Expiry Date the guarantee provided under Tranche C is not released, or the Maximum Guaranteed Amount is not reduced to zero, the Borrower must pay to the Tranche C Lender on the Expiry Date the Maximum Guaranteed Amount.  All such amounts paid by the Borrower will be held by the Tranche C Lender and may be applied in meeting any amount payable by the Tranche C Lender under the guarantee from time to time.

3.23

Clause 14.5 will be amended to read as follows:

Mandatory Prepayment:  The Obligors shall:

(a)

ensure that during the period from 1 June 2008 up to the Expiry Date, the Borrower pays to the Agent on each Monthly Sweep Date all Available Cash on that date by way of Mandatory Prepayment to be applied in the following order of priority:

(i)

Tranche A Principal Outstanding; and

(ii)

the Tranche B Principal Outstanding; and

(iii)

the Tranche D Principal Outstanding; and

(iv)

at all times thereafter, the Tranche C Maximum Guaranteed Amount.

All amounts applied in Mandatory Prepayment of Tranche C shall be deposited to an interest bearing account with the Tranche C Lender in accordance with clause 11.5 and held as cash collateral against the liability of the Borrower under clause 11.3.

(b)

ensure that any amounts received by the Borrower or any other Obligor representing the proceeds of any issue of shares, subordinated debt or any other equity raising by the Borrower, the Sponsor or any other Obligor after 26 May 2008 (other than an initial equity raising referred to in clause 18.1(i)) or any sale or disposal of any assets of any Obligor (other than sales of oil in the ordinary course of business) are applied by way of Mandatory Prepayment immediately upon receipt in the following order of priority:

(i)

Tranche A Principal Outstanding; and

(ii)

the Tranche B Principal Outstanding; and

(iii)

the Tranche D Principal Outstanding and

(iv)

at all times thereafter, the Tranche C Maximum Guaranteed Amount.

3.24

Clause 14.6 is deleted and the following is substituted:

“Intentionally deleted”.

3.25

Clause 18.1 is amended by adding new sub-clauses (h) – (n) as follows:

(h)

Corporate Plan provide to the Agent:

(i)

no later than 20 June 2008 a Corporate Plan in form and substance satisfactory to the Agent; and

(ii)

no later than each Monthly Reporting Date, monthly management accounts and cashflow and an update of the Corporate Plan, in form and substance satisfactory to the Agent, including a detailed report of Project Outgoings and other expenditure, any variations of expenditure against budget and an updated monthly budget for each month of the remainder of the period of the Corporate Plan;

(iii)

together with each update of the Corporate Plan referred to in (ii) above, evidence that the updated Corporate Plan has been reviewed and approved by the Lenders’ Financial Advisor and signed by two directors of the Borrower, one of which must be a non-executive director.

(i)

Initial Equity:  ensure that by no later than 20 June 2008, the Borrower receives and deposits to the Capex Account the net proceeds in an amount of not less than US$5,000,000, in respect of an issue of shares or subordinated debt by the Sponsor or its subsidiaries as contemplated by the Corporate Plan and referred to in a letter from the Sponsor to the Agent dated 26 May 2008.

(j)

Approval of Expenditure: not commit to or incur any liability in respect of any Project Outgoings, any other expenditure in relation to the Project or any Other Joint Venture or the general administrative expenses of the Sponsor and its Subsidiaries unless that expenditure:

(i)

has been included in the then current Corporate Plan;

(ii)

does not exceed by more than 10% the amount budgeted for that expenditure in the then current Corporate Plan;

(iii)

is to be incurred in the period forecast in the then current Corporate Plan; and

(iv)

if the expenditure is in excess of US$100,000, that expenditure has been approved by two directors of the Borrower, one of which is a non-executive director; and

(v)

if the expenditure or liability is or relates to any Capital Cost or any Other Joint Venture, that expenditure or liability has first been approved in writing by the Agent;

(k)

Lenders’ Independent Engineer Recommendations: ensure that the Borrower and each other Project Company promptly completes all items identified in the report of the Lender’s Independent Engineer dated 12 May 2008 (including, without limitation those incomplete recommendations from previous reports);

(l)

No Unbudgeted Expenditure: not, without the prior written consent of the Agent, incur or commit to any liabilities or expenditure other than in the amounts and at the times forecast in the then current Corporate Plan approved by the Agent;

(m)

Settlement Agreements: ensure that all obligations of the Obligors or any of them under and pursuant to the Settlement Agreement dated 23 May 2008 between Austral Pacific Energy Limited, TAG Oil Limited, Cheal Petroleum Limited and Totara Energy Limited and the Deeds of Assignment and Assumption date on or about 22 May 2008 between Austral Pacific Energy PNG Limited and Foreland Oil Limited (the “Settlement Agreements”) are fully performed when required and will promptly notify the Agent in the event that:

(i)

any Obligor is unable to perform its obligations under the Settlement Agreements when required in accordance with the Settlement Agreements; and

(ii)

any other party to any Settlement Agreement fails to perform or comply in full with any Settlement Agreement;

(n)

Distribution: not make or pay any distribution (including any fee, interest, dividend, return of capital, repayment or redemption) or pay any amount on account of subordinated debt without the prior written consent of the Agent;

3.26

Clause 18.2(n) is deleted and replaced with the following:

“Intentionally deleted”.

3.27

Clause 18.2(o) is amended so that it becomes clause 18.1(o) with the intention that the covenants in that clause are given by all Obligors.

3.28

Clause 19.2(d) is deleted and replaced with:

“Intentionally deleted”.

3.29

Clause 19.2(e) is amended to read as follows:

“JV Account Sweep:  On each Monthly Sweep Date the balance remaining in each JV Account will be transferred to the Proceeds Account.”

3.30

Clause 19.2(f) is amended to read as follows:

“Reconciliation:  The Borrower shall on each Monthly Reporting Date, provide the Agent with a detailed reconciliation of the inflows to, outflows from, the JV Accounts in respect of the preceding month.”

3.31

Clause 19.3(c)(iv) is amended to read as follows:

“Subject only to clause 18.1(i) and clause 19.2, all revenue received, receivables, interest and all other moneys whatever any Obligor receives from or in relation to the Project or under the Project Documents (other than in its capacity as Operator) or from any other source whatsoever shall be paid to the credit of the Proceeds Account upon receipt; and”

3.32

Clause 19.3(c)(v) is amended to read:

The minimum balance to be maintained in the Proceeds Account shall at all times be US$1,200,000.

3.33

Clause 19.3(e) is deleted and replaced with:

“Intentionally deleted”.

3.34

Clause 19.3(f) is deleted and replaced with the following:

Cash Flow Sweep:  The Borrower may only make withdrawals or transfers from the Proceeds Accounts only on a Monthly Sweep Date and only for application against the following in the order set out below:

(i)

pari passu, interest payment obligations in respect of Tranches A, Tranche B and Tranche D;

(ii)

any other Financing Costs not paid pursuant to (i) above;

(iii)

amounts required to be paid into the Debt Service Reserve Account pursuant to clause 19.3(d) (Transfer to/from Debt Service Reserve Account);

(iv)

Project Outgoings (other than amounts referred to in paragraph (b), (e) and (f) of that definition) and any general administrative expenditure of the Sponsor and its Subsidiaries which are then due and payable and which in each case are permitted in accordance with clause 18.1(j) or 18.1(l) and which have been approved by the Lenders’ Financial Advisor;

(v)

Mandatory Prepayments of the Principal Outstanding pursuant to clause 14.5 (Mandatory Prepayment);

(vi)

Repayment of Advances outstanding on the Expiry Date; and

(vii)

Prepayments pursuant to clause 16.4 and 16.5 and subject to clause 19.5, Optional Prepayments.

No payment may be made on any date unless all amounts ranking in priority to that payment and which are then due and payable or which are projected to become due and payable on or prior to the next Monthly Sweep Date have been paid in full. The Borrower may request a payment from the Proceeds Account on a date other than a Monthly Sweep Date provided that such payment is for a purpose referred to in sub-clauses (i) – (iv) above and the Borrower has provided to the Agent not later than 2 days before the proposed date of such payment an updated Corporate Plan in form and substance satisfactory to the Agent.  Any such payment requested to be made on a date other than the Monthly Sweep Date may be made only with the prior written consent of the Agent.

3.35

Clause 19.3(g) is deleted and the following is substituted:

“Intentionally deleted”.

3.36

Clause 19.3(h) is amended to read as follows:

“Reconciliation:  The Borrower shall on each Monthly Reporting Date, provide the Agent with a detailed reconciliation of the inflows to and outflows from, the Proceeds Account in respect of the previous month.”

3.37

Clause 19.3(i) is deleted and replaced with:

“Intentionally deleted”.

3.38

Clause 19.4(c) is amended to read as follows:

“Minimum balance:  The minimum balance to be maintained in the Debt Service Reserve Account shall, at all times up to and including the Expiry Date, be US$1,250,000.

3.39

Clause 19.4(d)(ii) is deleted.

3.40

Clause 19.5 is deleted and replaced with the following:

19.5

Capex Account

(a)

Capex Account:  The Borrower will establish in its name with the Agent an account styled “Austral Pacific Energy (NZ) Limited – Capex Account” and will maintain that account in accordance with the term of this Agreement until the Expiry Date;

(b)

Transfers to Capex Account:  The Obligors will ensure that all amounts representing the proceeds of the raising of equity contemplated by clause 18.1(i) will be deposited to the credit of the Capex Account immediately upon receipt by any Obligor;

(c)

Withdrawals from Capex Account: The Borrower may withdraw funds standing to the balance of the Capex Account solely for the purposes of and in the following order of priority:

(1)

meeting costs incurred by the Borrower in connection with the maintenance (but not any extensions or capital costs associated with) of any Other Joint Ventures;

(2)

meeting costs incurred by the Borrower in connection with the Cheal A6 production well;

(3)

meeting costs incurred by the Borrower in connection with the Cheal A7 production well; and

(4)

to the extent of any excess, meeting costs incurred by the Borrower in connection with the Kahili production well,

provided that the Borrower prior to making any such request for a withdrawal the Borrower must have  first delivered to the Agent:

A.

detailed evidence of the expenditure in respect of which the amount withdrawn is to be applied;

B.

evidence that such amount is due and payable;

C.

a certificate from the Lenders’ Independent Engineer confirming that such expenditure has been properly incurred and is in accordance with the recommendations of the Lenders’ Independent Engineer; and

D.

a certificate of the Lenders’ Financial Consultant confirming the expenditure is in accordance with the then current Corporate Plan.

 (d)

Interest: Interest on amounts standing to the credit of the Capex Account shall accrue at the Agent’s prevailing rate for deposits and will be credited to the Capex Account on a monthly basis.

(e)

Transfer of Excess Funds:  If on any Monthly Sweep Date:

(1)

after making the payments required by clause 19.3(f), the balance of the Proceeds Account is less than the required minimum amount pursuant to clause 19.3(c)(v), the Agent may transfer from the Capex Account to the Proceeds Account the amount of such deficit; and

(2)

the balance standing to the credit of the Capex Account exceeds the amount then forecast by the Borrower and approved by the Lenders’ Financial Advisor to be required to meet the expenditure referred to in clause 19.5 (c), the Agent may request that the Borrower transfer such excess to the Proceeds Account on that Monthly Sweep Date and, if the Borrower agrees, make such transfer on that Monthly Sweep Date (provided that consent of the Borrower to such transfer shall not be required if an Event of Default has occurred and is continuing).

3.41

Clause 20.1 is amended to read as follows:

“Mandatory Hedging Arrangements:  The Borrower undertakes that it will at all times maintain such Hedging Arrangements as are reasonably required by the Agent from time to time to mitigate its exposure to US Dollar oil prices by way of providing “downside protection” for future production of oil reserves (“Minimum Hedging Programme”).

3.42

Clause 21.1 is amended to read as follows:

“Reports:  The Lenders' Independent Engineer shall be instructed by the Agent, at the cost of the Borrower to provide independent technical advice to the Agent as and when required by the Agent.  The Lenders' Independent Engineer shall review and advise the Agent on each update of the Field Development Plan and at such times as the Agent may reasonably require, provide reports on technical matters relating to the Project including without limitation in relation to:

(a)

proved and probable Reserves;

(b)

Field Development Plan;

(c)

production rates;

(d)

Operating Costs and Capital Costs forecasts;

(e)

the reasonableness of assumptions and inputs used in the preparation of the Base Case or the Corporate Plan;

(f)

the environment plan;

(g)

occupational, health and safety plan; and

(h)

such other matters of a technical or operational nature as the Lenders' Independent Engineer considers relevant.

The Lenders' Independent Engineer will consult with the Borrower and the Borrower's technical advisors on the preparation of the relevant reports.  The reports of the Lenders’ Independent Engineer may include recommendations thereby as to modifications or alterations to the operating procedures or practices and the Borrower agrees in such circumstances it will enter into discussions with the Agent in good faith with a view to agreeing methods for implementing such recommendations.

3.43

A new clause 21.1A is added as follows:

“21.1A:

Lenders’ Financial Advisor:  The Lenders’ Financial Advisor shall be instructed by the Agent at the cost of the Borrower.  The Lenders’ Financial Advisor shall review and advise the Agent on such matters regarding the Obligors and their business and operations as may be required by this Agreement or otherwise required from time to time by the Agent.”

3.44

Clause 21.3 is amended to read as follows:

“Access:  Each Obligor shall, at all times during business hours upon receipt of reasonable notice (other than where an Event of Default subsists where no notice shall be required) allow the Lenders' Independent Engineer, the Lenders’ Insurance Consultant, the Lenders’ Financial Advisor and any other agents or persons authorised by the Agent free and unlimited access to the Project site (subject to compliance with the relevant health and safety and operational requirements) and each other location occupied by any Obligor, and all books, records, documents and information of the Obligors as they may require to conduct their investigations for the purpose of preparing reports referred to in this Agreement.  Each Obligor will at all times, and to the extent necessary, co-operate and give such assistance as may be requested by the Lenders' Insurance Consultant, the Lenders' Independent Engineer, the Lenders’ Financial Advisor and any other agent or employee or person authorised by or on behalf of the Agent and in each case their officers, employees and agents for these purposes.

3.45

Clauses 22.1(m), (n), (o), (p) and (q) shall each be deleted and replaced with:

“Intentionally deleted”.

3.46

Clause 22.3(b) shall be deleted and replaced with the following:

(b)

It shall be an Event of Review if at any time any event has occurred or any circumstance exists which, in the opinion of the Agent, represents a material departure from the then current Corporate Plan or could result in the Borrower or any of the Obligors being unable to achieve any of the events or outcomes identified in the then current Corporate Plan, (including, without limitation, the earning of the budgeted revenue or the raising of equity in accordance with the timetable identified in the Corporate Plan).

(c)

If the Events of Review described in (a) or (b) above occurs, the Agent may (in its sole discretion) conduct a review of the Facility.  If the Agent, following the review, declares that the Event of Review will negatively affect the Obligors’ ability to meet their respective obligations under the Finance Documents (the “declaration”), the Agent may:

i.

 declare such event to be an Event of Default and clause 22.2 shall apply accordingly; or

ii.

require that the Facility is immediately restructured in a manner acceptable to the Agent.

3.47

Clause 28.1(b) and (c) shall be amended to read as follows:

(b)

“the Agent for the reasonable expenses of the Agent and the Lenders in relation to any inquiry by a Governmental Agency concerning any Obligor or the Mortgaged Property or a transaction or activity for which, or in connection with which, financial accommodation or funds raised under a Financing Document are used or provided, including without limitation, any expenses incurred in any review or environmental audit or in retaining consultants to evaluate matters of material concern to the Agent and the Lenders (including, without limitation, the Lenders' Independent Engineer, the Lenders’ Financial Advisor, the Lenders' Insurance Consultant and the Lenders' Base Case Auditor); and

(c)

the Agent and each Finance Party for its expenses in relation to the enforcement of the Transaction Documents, or the exercise, preservation or consideration of any rights, powers or remedies under the Transaction Documents or in relation to the Mortgaged Property, including, without limitation, any expenses incurred by the Agent and the Finance Parties in any review or environmental audit or in retaining consultants to evaluate matters of material concern to the Agent and the Finance Parties (including, without limitation, the Lenders' Independent Engineer, the Lenders’ Financial Advisor, the Lenders' Insurance Consultant and the Lenders' Base Case Auditor),

including in each case all travelling and out-of-pocket expenses and legal costs and expenses (on solicitor and own client basis) and any goods and services tax (or other similar tax) thereon on a full indemnity basis.

3.48

The Fifth Schedule is amended by deleting the paragraph below the table.

3.49

The Sixth Schedule is deleted and replaced with:

“Intentionally deleted”.

3.50

The Seventh Schedule is amended to read as follows:

LENDERS’ COMMITMENTS

Name	Tranche A	Tranche B	Tranche C	Tranche D
Investec Bank (Mauritius) Limited	US$4,462,500	Nil	Nil	Nil
Investec Bank (Australia) Limited	US$1,487,500	US$5,000,000	NZ$2,500,000	US$17,847,032

4.

FINANCING DOCUMENT

4.1

This Amending Agreement is a Financing Document for the purposes of the Facility Agreement.  Except as specifically amended by this Amending Agreement, each of the parties acknowledges that each of the Financing Documents continues in full force and effect.

4.2

The Agent confirms on behalf of the Lenders that, with effect from the Effective Date, the Lenders agree to waive any Event of Default, Potential Event of Default or Event of Review that exists at the date of this Amending Agreement and is continuing.  The waiver in this clause 4.2 is conditional in all respects on the Borrower and each other Obligor complying with all its obligations under the Transaction Documents (as amended by this Amending Agreement) and, if at any time after the Effective Date, any Event of Default, Potential Event of Default or Event of Review shall occur, the Finance Parties specifically reserve all their rights and shall be entitled to take whatever action they see fit in respect of that occurrence and/or any Event of Default, Potential Event of Default or Event of Review that exists at the date of this Amending Agreement.

5.

FACILITY AGREEMENT PROVISIONS

5.1

Clauses 32, 37 and 38 of the Facility Agreement shall apply to this Amending Agreement mutatis mutandis as if those clauses were set out in full herein.

6.

GOVERNING LAW

This Amending Agreement is governed by the laws of New Zealand.

7.

COUNTERPARTS

This Amending Agreement may be executed in any number of counterparts.  All counterparts together will be taken to constitute one instrument.

EXECUTED

Each attorney executing this Agreement states that he has no notice of revocation or suspension of his power of attorney.

Borrower

SIGNED for and on behalf of	)
AUSTRAL PACIFIC ENERGY (NZ) LIMITED	) )
in the presence of:	)	Director	Director/Authorised Signatory
Signature
Full Name
Address
Occupation

Note:

If two directors sign, no witness is necessary.  If a director and secretary sign, both signatures are to be witnessed.  If the director and secretary are not signing together, a separate witness will be necessary for each signature.

Guarantors

SIGNED for and on behalf of	)
TOTARA ENERGY LIMITED	) )
in the presence of:	)	Director	Director/Authorised Signatory
Signature
Full Name
Address
Occupation

Note:

If two directors sign, no witness is necessary.  If a director and secretary sign, both signatures are to be witnessed.  If the director and secretary are not signing together, a separate witness will be necessary for each signature.

EXECUTED for and on behalf of	) )
AUSTRAL PACIFIC ENERGY LTD.	)
by its Director/Officer	) )	Signature

SIGNED for and on behalf of	)
SOURCE ROCK HOLDINGS LIMITED	) )
in the presence of:	)	Director	Director/Authorised Signatory
Signature
Full Name
Address
Occupation

Note:

If two directors sign, no witness is necessary.  If a director and secretary sign, both signatures are to be witnessed.  If the director and secretary are not signing together, a separate witness will be necessary for each signature.

The Lenders

SIGNED for and on behalf of	)
INVESTEC BANK (MAURITIUS) LIMITED	) )
in the presence of:	) )	Director	Secretary
Signature
Full Name
Address
Occupation

SIGNED for and on behalf of	)
INVESTEC BANK (AUSTRALIA) LIMITED	) )
in the presence of:	) )	Director	Secretary
Signature
Full Name
Address
Occupation

The Agent

SIGNED for and on behalf of	)
INVESTEC BANK (AUSTRALIA) LIMITED	) )
in the presence of:	) )	Director	Secretary
Signature
Full Name
Address
Occupation

SCHEDULE

Part A _ Existing Oil Forward Sales

Averaging Month				Contract Price
	Maturity	Volume	B/S
Jun-08	31-Jul-08	13,000	S	$65.10
Jul-08	29-Aug-08	12,300	S	$65.10
Aug-08	30-Sep-08	12,300	S	$65.10
Sep-08	310ct08	12,300	S	$65.10
Oct-08	28-Nov-08	11,300	S	$65.10
Nov-08	31-Dec-08	11,300	S	$65.10
Dec-08	30-Jan-09	11,300	S	$65.10
Jan-09	27-Feb-09	9,000	S	$65.10
Feb-09	31-Mar-09	9,000	S	$65.10
Mar-09	30-Apr-09	9,000	S	$65.10
Apr-09	29-May-09	8,300	S	$65.10
May-09	30-Jun-09	8,300	S	$65.10
Jun-09	31-Jul-09	8,300	S	$65.10
Jul-09	31-Aug-09	8,000	S	$65.10
Aug-09	30-Sep-09	8,000	S	$65.10
Sep-09	30-Oct-09	8,000	S	$65.10
Oct-09	30-Nov-09	7,300	S	$65.10
Nov-09	31-Dec-09	7,300	S	$65.10
Dec-09	29-Jan-10	7,300	S	$65.10
Jan-10	26-Feb-10	6,700	S	$65.10
Feb-10	31-Mar-10	6,700	S	$65.10
Mar-10	30-Apr-10	6,700	S	$65.10
Apr-10	31-May-10	6,300	S	$65.10
May-10	30-Jun-10	6,300	S	$65.10
Jun-10	30-Jul-10	6,300	S	$65.10
Jul-10	31-Aug-10	6,000	S	$65.10
Aug-10	30-Sep-10	6,000	S	$65.10
Sep-10	29-Oct-10	6,000	S	$65.10
Oct-10	30-Nov-10	5,700	S	$65.10
Nov-10	31-Dec-10	5,700	S	$65.10
Dec-10	31-Jan-11	5,700	S	$65.10
	Totals	255,700

Part B

Austral Pacific Put profile represents 70% of Production

Strike Price	Strike Currency	Call/Put	Expiry Date	Net Position
90	USD	P	30-Sep-08	12000
90	USD	P	31-Oct-08	12000
90	USD	P	28-Nov-08	11000
90	USD	P	31-Dec-08	11000
90	USD	P	30-Jan-09	11000
90	USD	P	27-Feb-09	9000
90	USD	P	31-Mar-09	9000
90	USD	P	30-Apr-09	8000
90	USD	P	29-May-09	8000
90	USD	P	30-Jun-09	8000
90	USD	P	31-Jul-09	8000
90	USD	P	31-Aug-09	7000
				114000